                                               Filed Pursuant to Rule 424(b)(2)
                                               Registration No. 333-37992

PROSPECTUS SUPPLEMENT

(to prospectus dated June 19, 2000)

                                 $3,000,000,000

                                [CITIGROUP LOGO]

                       7.250% SUBORDINATED NOTES DUE 2010
                            ------------------------
     The subordinated notes offered by this prospectus supplement will mature on October 1, 2010. The notes will bear interest at a fixed rate of 7.250% per annum. Interest on the notes is payable semiannually on April 1 and October 1 of each year, beginning April 1, 2001. The notes may not be redeemed prior to maturity, unless changes involving United States taxation occur which could require Citigroup to pay additional amounts as described under "Description of Notes." The subordinated notes will rank junior to Citigroup's senior indebtedness.

     The subordinated notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers. Application has been made to list the notes on the Luxembourg Stock Exchange.

     Neither the Securities and Exchange Commission nor any state securities or insurance commission nor the Luxembourg Stock Exchange has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                                                              PER NOTE        TOTAL
                                                              --------        -----
Public Offering Price.......................................   99.542%    $2,986,260,000
Underwriting Discount.......................................     .450%    $   13,500,000
Proceeds to Citigroup (before expenses).....................   99.092%    $2,972,760,000

     Interest on the notes will accrue from October 11, 2000 to the date of delivery.
                            ------------------------
     The underwriters are offering the notes subject to various conditions. The underwriters expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company, Clearstream or the Euroclear System on or about October 11, 2000.

     The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.
                            ------------------------
                              SALOMON SMITH BARNEY

ABN AMRO INCORPORATED                                 BANC OF AMERICA SECURITIES LLC
BANC ONE CAPITAL MARKETS, INC.                                      BARCLAYS CAPITAL
BEAR, STEARNS & CO. INC.                                   BLAYLOCK & PARTNERS, L.P.
CHASE SECURITIES INC.                                   FIRST UNION SECURITIES, INC.
GOLDMAN, SACHS & CO.                                                 ING BARINGS/BBL
ORMES CAPITAL MARKETS, INC.                ROYAL BANK OF SCOTLAND, FINANCIAL MARKETS
UBS WARBURG LLC                                     THE WILLIAMS CAPITAL GROUP, L.P.

October 3, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
  PROSPECTUS SUPPLEMENT
  The Company.................................................   S-4
  Selected Historical Financial Data..........................   S-4
  Capitalization..............................................   S-5
  Ratio of Income to Fixed Charges and Ratio of Income to
    Combined Fixed Charges Including Preferred Stock
    Dividends.................................................   S-6
  Use of Proceeds.............................................   S-6
  Description of Subordinated Notes...........................   S-7
  United States Tax Documentation Requirements................  S-16
  United States Federal Income Tax Considerations for
    Non-United States Holders.................................  S-18
  Underwriting................................................  S-20
  Directors and Executive Officers of Citigroup Inc...........  S-22
  Legal Opinions..............................................  S-22
  General Information.........................................  S-23
  PROSPECTUS
  Prospectus Summary..........................................     1
  Citigroup Inc...............................................     6
  Use of Proceeds and Hedging.................................     7
  Ratio of Income to Fixed Charges and Ratio of Income to
    Combined Fixed Charges Including Preferred Stock
    Dividends.................................................     8
  European Monetary Union.....................................     9
  Description of Debt Securities..............................    10
  Description of Index Warrants...............................    17
  Description of Capital Stock................................    20
  Description of Preferred Stock..............................    23
  Description of Depositary Shares............................    26
  Book-Entry Procedures and Settlement........................    29
  Plan of Distribution........................................    30
  ERISA Matters...............................................    32
  Legal Matters...............................................    32
  Experts.....................................................    32

                            ------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Citigroup has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Citigroup is not making an offer to sell the notes in any jurisdiction where their offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information Citigroup previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate only as of the date of the applicable document.
                            ------------------------

     This prospectus supplement and the accompanying prospectus include information provided in order to comply with the rules governing the listing of securities on the Luxembourg Stock Exchange. Citigroup is responsible for the accuracy of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Citigroup confirms, after reasonable inquiry, that to the best of its knowledge and belief it has not omitted any other fact that would make any statement contained or incorporated by reference in this prospectus supplement misleading in any material respect.

     THE LUXEMBOURG STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS.

     The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. If you possess this prospectus supplement and the accompanying prospectus, you should find out about and observe these restrictions. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. See "Underwriting."

                                  THE COMPANY

     Citigroup Inc. is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers in 103 countries and territories. Citigroup's activities are conducted through Global Consumer, Global Corporate and Investment Bank, Global Investment Management and Private Banking, and Investment Activities.

     The principal office of Citigroup is located at 399 Park Avenue, New York, New York 10043, and its telephone number is (212) 559-1000.

                       SELECTED HISTORICAL FINANCIAL DATA

     We are providing or incorporating by reference in this prospectus supplement selected historical financial information of Citigroup. All periods have been restated where appropriate to reflect the merger of Citicorp into a subsidiary of Travelers Group Inc. on October 8, 1998 and the merger of Salomon Inc with a subsidiary of Travelers Group Inc. on November 28, 1997, each of which was accounted for as a pooling of interests. The results of the property casualty business acquired from subsidiaries of Aetna Service, Inc. are included from the date of acquisition, April 2, 1996. We derived this information from the consolidated financial statements of Citigroup, after giving effect to the Citicorp and Salomon Inc mergers, for each of the periods presented. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement, copies of which can be obtained free of charge. See "Where You Can Find More Information" on page 5 of the accompanying prospectus.

     In addition, you may receive copies of all of Citigroup's filings with the SEC that are incorporated by reference in this prospectus supplement free of charge at the office of Citigroup's listing agent, Banque Internationale a Luxembourg S.A., located at 69, route d'Esch, L-2953 Luxembourg.

                                AT OR FOR THE SIX
                                  MONTHS ENDED
                                    JUNE 30,                AT OR FOR THE YEAR ENDED DECEMBER 31,
                               -------------------   ----------------------------------------------------
                                 2000       1999       1999       1998       1997       1996       1995
                               --------   --------   --------   --------   --------   --------   --------
                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
  Total revenues.............  $ 47,403   $ 40,957   $ 82,005   $ 76,431   $ 72,306   $ 65,101   $ 58,957
  Total revenues, net of
    interest expense.........    32,888     28,450     57,237     48,936     47,782     43,765     36,567
  Income from continuing
    operations...............     6,595      4,937      9,994      5,807      6,705      7,073      5,610
  Net income.................     6,595      4,810      9,867      5,807      6,705      6,739      5,760
  Dividends declared per
    common share(1)..........     0.240      0.195      0.405      0.278      0.200      0.150      0.134
BALANCE SHEET DATA:
  Total assets...............  $791,333   $689,135(2) $715,690(2) $668,782(2) $697,384 $626,906  $559,146
  Total deposits.............   285,961    244,390    261,091    228,649    199,121    184,955    167,131
  Long-term debt.............    51,296     49,030     47,092     48,671     47,387     43,246     40,723
  Total stockholders'
    equity...................    51,576     44,923(2)   48,890(2)   42,791(2)   41,851   38,416    35,183

---------------
(1) Amounts represent Travelers Group's historical dividends per common share and have been adjusted to reflect stock splits.

(2) Restated to reflect the 2000 conversion of a portion of the convertible debt of Nikko Securities Co., Ltd. into common stock.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of Citigroup at June 30, 2000, and as adjusted to give effect to the issuance and sale of the notes, and no other change in the consolidated capitalization of Citigroup since June 30, 2000 is reflected therein. The information is only a summary and should be read together with the financial information incorporated by reference in this prospectus supplement and the accompanying prospectus and which can be obtained free of charge. See "Where You Can Find More Information" on page 5 of the accompanying prospectus.

     As of the date of this prospectus supplement, there has been no material change in the consolidated capitalization of Citigroup since June 30, 2000.

                                                                     AT JUNE 30, 2000
                                                                --------------------------
                                                                OUTSTANDING    AS ADJUSTED
                                                                -----------    -----------
                                                                  (DOLLARS IN MILLIONS)
Debt:
  Investment banking and brokerage borrowings...............     $ 21,701       $ 21,701
  Short-term borrowings.....................................       23,388         20,388
  Long-term debt............................................       51,296         54,296
                                                                 --------       --------
     Total debt(1)..........................................       96,385         96,385
                                                                 --------       --------
Company or subsidiary obligated mandatorily redeemable
  securities of subsidiary trusts holding solely junior
  subordinated debt securities of --
  Company...................................................        2,300          2,300
  Subsidiaries..............................................        2,620          2,620
Stockholders' equity:
  Preferred stock at aggregate liquidation value(2).........        1,775          1,775
  Common stock and additional paid-in capital (net of
     treasury stock)(3).....................................        1,777          1,777
  Retained earnings.........................................       49,318         49,318
  Accumulated other changes in equity from nonowner
     sources................................................         (307)          (307)
  Unearned compensation.....................................         (987)          (987)
                                                                 --------       --------
     Total stockholders' equity.............................       51,576         51,576
                                                                 --------       --------
  Total capitalization......................................     $152,881       $152,881
                                                                 ========       ========

----------------

(1) Does not reflect the issuance by Citigroup on July 18, 2000 of Yen 55,000,000,000 of its senior notes, on August 16, 2000 of Sterling 250,000,000 of its senior notes, on September 20, 2000 of Yen
    125,000,000,000 of its senior notes, on September 27, 2000 of Euro 1,000,000,000 of its senior notes, and on September 28, 2000 of Yen 50,000,000,000 of its senior notes. These issuances aggregated approximately U.S. $3.389 billion.

(2) Preferred stock, par value U.S. $1.00 per share, 30 million shares authorized, outstanding: 5,600,000 shares with a liquidation value of U.S. $250; and 750,000 shares with a liquidation value of U.S. $500. See "Description of Preferred Stock" and "Description of Capital
    Stock -- Preferred Stock" in the accompanying prospectus.

(3) Common stock, par value U.S. $0.01 per share, 10 billion shares authorized, 4,493,009,428 shares outstanding, reflecting the 4-for-3 split in Citigroup's common stock, paid on August 25, 2000. See "Description of Capital Stock" in the accompanying prospectus.

                      RATIO OF INCOME TO FIXED CHARGES AND
                   RATIO OF INCOME TO COMBINED FIXED CHARGES
                      INCLUDING PREFERRED STOCK DIVIDENDS

     The following table shows (1) the consolidated ratio of income to fixed charges and (2) the consolidated ratio of income to combined fixed charges including preferred stock dividends of Citigroup for the six months ended June 30, 2000 and each of the five most recent fiscal years.

                                                SIX MONTHS
                                                  ENDED            YEAR ENDED DECEMBER 31,
                                                 JUNE 30,    ------------------------------------
                                                   2000      1999    1998    1997    1996    1995
                                                ----------   ----    ----    ----    ----    ----
Ratio of income to fixed charges (excluding
  interest on deposits).....................       2.19      2.13    1.57    1.71    1.88    1.65
Ratio of income to fixed charges (including
  interest on deposits).....................       1.70      1.64    1.33    1.43    1.51    1.39
Ratio of income to combined fixed charges
  including preferred stock dividends
  (excluding interest on deposits)..........       2.16      2.09    1.54    1.66    1.80    1.56
Ratio of income to combined fixed charges
  including preferred stock dividends
  (including interest on deposits)..........       1.69      1.62    1.32    1.41    1.48    1.35

                                USE OF PROCEEDS

     Citigroup will use the net proceeds it receives from the sale of the notes for general corporate purposes, which may include (1) capital contributions to subsidiaries of Citigroup and/or (2) the reduction or refinancing of borrowings of Citigroup or its subsidiaries. Citigroup expects to incur additional indebtedness in the future.

                       DESCRIPTION OF SUBORDINATED NOTES

     The following description of the particular terms of the notes supplements the description of the general terms set forth in the accompanying prospectus. It is important for you to consider the information contained in the accompanying prospectus and this prospectus supplement before making your decision to invest in the notes. If any specific information regarding the notes in this prospectus supplement is inconsistent with the more general terms of the notes described in the prospectus, you should rely on the information contained in this prospectus supplement.

GENERAL

     The notes offered pursuant to this prospectus supplement are a series of subordinated debt securities issued under Citigroup's subordinated debt indenture. The notes will initially be limited to an aggregate principal amount of $3,000,000,000. The notes will be issued only in fully registered form without coupons, in denominations of $1000 and whole multiples of $1000. The notes are unsecured obligations of Citigroup and will rank equally with all other unsecured and subordinated indebtedness of Citigroup, whether currently existing or hereinafter created, other than subordinated indebtedness which is designated as junior to the notes.

     As of the date of this prospectus supplement, Citigroup may offer an aggregate principal amount of $4,535,500,468 of additional debt securities under the registration statement of which this prospectus supplement and the accompanying prospectus form a part. Citigroup may, without notice to or consent of the holders or beneficial owners of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. Any such additional notes issued could be considered part of the same series of notes under the indenture as the notes.

     The notes are not redeemable prior to maturity, except upon the occurrence of the tax events described below. See "-- Redemption for Tax Purposes." The redemption price for the notes will be 100% of the principal amount thereof plus accrued interest to the date of the redemption. The notes are not subject to any sinking fund.

     The notes will bear interest at a fixed rate per year of 7.250%, starting on October 11, 2000 and ending on their maturity date, which is October 1, 2010. Interest on the notes will be payable semiannually on April 1 and October 1 of each year, starting on April 1, 2001. All payments of interest will be made to the persons in whose names the notes are registered on the March 15 or September 15 preceding the interest payment date.

     Interest will be calculated on the basis of a 360 day year comprised of twelve 30 day months. All dollar amounts resulting from this calculation will be rounded to the nearest cent.

     Payments of principal and interest on the notes issued in book-entry form will be made as described below under "-- Book-Entry Notes." Payments of principal and interest on notes issued in definitive form, if any, will be made as described below under "-- Definitive Notes and Transfers."

     The notes are subject to the defeasance provisions explained in the accompanying prospectus under "Description of Debt Securities -- Defeasance."

     The subordinated notes will rank subordinate and junior in right of payment to Citigroup's senior indebtedness, as described in "Description of Debt Securities" in the accompanying prospectus.

     If either a date for payment of principal or interest on the notes or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal or interest will be made on the next succeeding Business Day as if made on the date the payment was due. No interest will accrue on any amounts payable for the period from and after the date for payment of principal or interest on the notes or the maturity date of the notes. For these purposes, "Business Day" means any day which is a day on which commercial banks settle payments and are open for general business in The City of New York.

BOOK-ENTRY NOTES

  Book-Entry Notes; The Depository Trust Company

     Except under the limited circumstances described below, all notes will be book-entry notes. This means that the actual purchasers of the notes will not be entitled to have the notes registered in their names and will not be entitled to receive physical delivery of the notes in definitive (paper) form. Instead, upon issuance, all the notes will be represented by one or more fully registered global notes.

     Each global note will be deposited with The Depository Trust Company, a securities depositary, and will be registered in the name of DTC's nominee, Cede & Co. No global note representing book-entry notes may be transferred except as a whole by DTC to a nominee of DTC, or by a nominee of DTC to another nominee of DTC. Thus, DTC will be the only registered holder of the notes and will be considered the sole representative of the beneficial owners of the notes for purposes of the indenture.

     The registration of the global notes in the name of Cede & Co. will not affect beneficial ownership and is performed merely to facilitate subsequent transfers. The book-entry system, which is also the system through which most publicly traded common stock is held in the United States, is used because it eliminates the need for physical movement of securities certificates. The laws of some jurisdictions, however, may require some purchasers to take physical delivery of their notes in definitive form. These laws may impair the ability of holders to transfer book-entry notes.

     Purchasers of notes in the United States may hold interests in the global notes only through DTC, if they are participants in such system. Purchasers may also hold interests indirectly through securities intermediaries -- such as banks, brokerage houses and other institutions that maintain securities accounts for customers -- that have accounts with DTC or its nominee ("participants"). Purchasers of notes in Europe can hold interests in the global notes only through Clearstream Banking, societe anonyme, or through Morgan Guaranty Trust Company of New York, Brussels Office, as operator of the Euroclear System, if they are participants in these systems or indirectly through organizations that are participants in these systems.

     Because DTC will be the only registered owner of the global notes, Clearstream Banking and Euroclear will hold positions through their respective U.S. depositaries, which in turn will hold positions on the books of DTC. Citibank, N.A. will act as U.S. depositary for Clearstream Banking, and The Chase Manhattan Bank will act as U.S. depositary for Euroclear. For information on how accounts of ownership of notes held through DTC are recorded, please refer to "Book-Entry Procedures and Settlement" beginning on page 29 of the accompanying prospectus.

     Citigroup, the trustee and all of their agents will not be liable for the accuracy of, or responsible for maintaining, supervising or reviewing, DTC's records or any participant's records relating to book-entry notes. Citigroup, the trustee and all of their agents also will not be responsible or liable for payments made on account of the book-entry notes.

     In this prospectus supplement, unless and until definitive (paper) notes are issued to the beneficial owners as described below, all references to "holders" of notes shall mean DTC. Citigroup, the trustee and any paying agent, transfer agent or registrar may treat DTC as the absolute owner of the notes for all purposes.

     Citigroup will make all distributions of principal and interest on their notes to DTC. Citigroup will send all required reports and notices solely to DTC as long as DTC is the registered holder of the notes. DTC and its participants are generally required by law to receive and transmit all distributions, notices and directions from Citigroup and the trustee to the beneficial owners through a chain of intermediaries. Purchasers of the notes will not receive written confirmation from DTC of their purchases. However, beneficial owners of book-entry notes are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants or indirect participants through which they entered into the transaction.

     Similarly, Citigroup and the trustee will accept notices and directions solely from DTC. Therefore, in order to exercise any rights of a holder of notes under the indenture, each person owning a beneficial interest in the notes must rely on the procedures of DTC and, in some cases, Clearstream Banking or Euroclear. If the beneficial owner is not a participant in the applicable system, then it must rely on the procedures of the participant through which that person owns its interest. DTC has advised Citigroup that it will take actions under the indenture only at the direction of its participants, which in turn will act only at the direction of the beneficial owners. Some of these actions, however, may conflict with actions DTC takes at the direction of other participants and beneficial owners.

     Notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them.

     Book-entry notes may be more difficult to pledge because of the lack of physical note. Beneficial owners may experience delays in receiving distributions on their notes since distributions will initially be made to DTC and must then be transferred through the chain of intermediaries to the beneficial owner's account.

     For background information on DTC, please refer to "Book-Entry Procedures and Settlement" beginning on page 29 of the accompanying prospectus.

Clearstream

     Clearstream Banking, societe anonyme, was incorporated as a limited liability company under Luxembourg law. Clearstream is owned by Cedel International, societe anonyme, and Deutsche Borse AG. The shareholders of these two entities are banks, securities dealers and financial institutions.

     Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers through electronic book-entry changes in accounts of Clearstream customers, thus eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in a number of countries. Clearstream has established an electronic bridge with Morgan Guaranty Trust Company of New York, the operator of the Euroclear System, to facilitate settlement of trades between Clearstream and Euroclear.

     As a registered bank in Luxembourg, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. In the United States, Clearstream customers are limited to securities brokers and dealers and banks. Clearstream customers may include the underwriters. Other institutions that maintain a custodial relationship with a Clearstream customer may obtain indirect access to Clearstream. Clearstream is an indirect participant in DTC.

     Distributions with respect to the notes held beneficially through Clearstream will be credited to cash accounts of Clearstream customers in accordance with its rules and procedures, to the extent received by Clearstream.

The Euroclear System

     The Euroclear System was created in 1968 to hold securities for participants of the Euroclear System and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thus eliminating the need for physical movement of certificates and risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in many currencies, including United States dollars and Japanese Yen. The Euroclear System provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below.

     The Euroclear System is operated by Morgan Guaranty Trust Company of New York through its Brussels, Belgium office (the "Euroclear Operator"), under contract with Euroclear Clearance System, S.C., a Belgian cooperative corporation (the "Cooperative"). The Euroclear Operator conducts all operations, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for the Euroclear System on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly. Euroclear is an indirect participant in DTC.

     The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. The Board of Governors of the Federal Reserve System, the New York State Banking Department and the Belgian Banking Commission regulate and examine the Euroclear Operator.

     The Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law govern securities clearance accounts and cash accounts with the Euroclear Operator. Specifically, these terms and conditions govern:

     - transfers of securities and cash within the Euroclear System,

     - withdrawal of securities and cash from the Euroclear System and

     - receipts of payments with respect to securities in the Euroclear System.

     All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the terms and conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding securities through Euroclear participants.

     Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator and by Euroclear.

     The foregoing information about DTC, Clearstream Banking and Euroclear has been provided by each of them for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

     Global Clearance and Settlement Procedures

     Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way, in accordance with DTC's rules, and will be settled in immediately available funds using DTC's same-day funds settlement system. Secondary market trading between Clearstream Banking participants and/or Euroclear participants will occur in the ordinary way, in accordance with the applicable rules and operating procedures of Clearstream Banking and Euroclear, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

     Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream Banking or Euroclear participants, on the other, will be effected through DTC, in accordance with DTC's rules, on behalf of the relevant European international clearing system by the U.S. depositaries. However, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in this system in accordance with its rules and procedures and within its established deadlines, European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Banking participants and Euroclear participants may not deliver instructions directly to DTC.

     Because of time-zone differences, credits of notes received in Clearstream Banking or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and will be credited the business day following the DTC settlement date. These credits or any transactions in such notes settled during such processing will be reported to the relevant Euroclear or Clearstream Banking participants on that business day. Cash received in Clearstream Banking or Euroclear as a result of sales of notes by or through a Clearstream Banking participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Clearstream Banking or Euroclear cash account only as of the business day following settlement in DTC.

     Although DTC, Clearstream Banking and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream Banking and Euroclear, they are under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.

     Distributions on Book-Entry Notes

     Citigroup will make all distributions of principal and interest on book-entry notes to DTC. Upon receipt of any payment of principal or interest, DTC will immediately credit the accounts of its participants on its book-entry registration and transfer system. DTC will credit those accounts in proportion to the participants' respective beneficial interests in the principal amount of the global note as shown on the records of DTC. Payments by participants to beneficial owners of book-entry notes will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

     Distributions on the book-entry notes held beneficially through Clearstream Banking will be credited to Clearstream Banking participants, in accordance with Clearstream Banking's rules and procedures, to the extent received by its U.S. depositary.

     Distributions on book-entry notes held beneficially through Euroclear will be credited to Euroclear participants, in accordance with the Euroclear Terms and Conditions, to the extent received by its U.S. depositary.

DEFINITIVE NOTES AND PAYING AGENTS

     If any of the events described under "Book-Entry Procedures and Settlement" on page 29 of the accompanying prospectus occurs, then the beneficial owners will be notified through the chain of intermediaries that definitive notes are available. Beneficial owners of book-entry notes will then be entitled (1) to receive physical delivery in certificated form of definitive notes equal in principal amount to their beneficial interest and (2) to have the definitive notes registered in their names. The definitive notes will be issued in denominations of $1,000 and whole multiples of $1,000 in excess of that amount. Definitive notes will be registered in the name or names of the person or persons DTC specifies in a written instruction to the registrar of the notes. DTC may base its written instruction upon directions it receives from its participants. Thereafter, the holders of the definitive notes will be recognized as the "holders" of the notes under the indenture.

     The indenture provides for the replacement of a mutilated, lost, stolen or destroyed definitive note, so long as the applicant furnishes to Citigroup and the trustee such security or indemnity and such evidence of ownership as they may require.

     In the event definitive notes are issued, the holders of definitive notes will be able to receive payments of principal and interest on their notes at the office of Citigroup's paying agent maintained in the Borough of Manhattan, and, if the definitive notes are listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg. Payment of principal and a definitive note may be made only against surrender of the note to one of Citigroup's paying agents. Citigroup has the option, however, of making payments of interest by mailing checks to the address of the holder appearing in the register of note holders maintained by the registrar.

     Citigroup's paying agent in the Borough of Manhattan is currently the corporate trust office of Bank One Trust Company, N.A., located at 14 Wall Street, 8th Floor, New York, New York. Citigroup's paying agent and transfer agent in Luxembourg is Banque Internationale a Luxembourg S.A., currently located at 69, route d'Esch, L-2953 Luxembourg. As long as the notes are listed on the Luxembourg Stock Exchange, Citigroup will maintain a paying agent and transfer agent in Luxembourg. Any change in the Luxembourg paying agent and transfer agent will be published in London and Luxembourg. See "-- Notices."

     In the event definitive notes are issued, the holders of definitive notes will be able to transfer their notes, in whole or in part, by surrendering the notes for registration of transfer at the office of Bank One Trust Company, N.A. and, so long as definitive notes are listed on the Luxembourg Stock Exchange, at the offices of the paying agent in Luxembourg, duly endorsed by or accompanied by a written instrument of transfer in form satisfactory to Citigroup and the securities registrar. Upon surrender, Citigroup will execute, and the trustee will authenticate and deliver new notes to the designated transferee in the amount being transferred, and a new note for any amount not being transferred will be issued to the transferor. Citigroup will not charge any fee for the registration of transfer or exchange, except that Citigroup may require the payment of a sum sufficient to cover any applicable tax or other governmental charge payable in connection with the transfer.

NOTICES

     Notices to holders of the notes will be made by first class mail, postage prepaid, to the addresses that appear on the register of Citigroup. So long as the notes are listed on the Luxembourg Stock Exchange, notices to non-United States residents will be made by publication in an authorized newspaper in Luxembourg, which is expected to be the Luxemburger Wort. Any notice will be deemed to have been given on the date of publication or, if published more than once, on the date of the first publication.

PAYMENT OF ADDITIONAL AMOUNTS

Obligation to Pay Additional Amounts

     Citigroup will pay additional amounts to the beneficial owner of any note that is a non-United States person in order to ensure that every net payment on such note will not be less, due to payment of U.S. withholding tax, than the amount then due and payable. For this purpose, a "net payment" on a note means a payment by Citigroup or a paying agent, including payment of principal and interest, after deduction for any present or future tax, assessment or other governmental charge of the United States. These additional amounts will constitute additional interest on the note.

Exceptions

     Citigroup will not be required to pay additional amounts, however, in any of the circumstances described in items (1) through (12) below.

      (1) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner:

           - having a relationship with the United States as a citizen, resident or otherwise;

           - having had such a relationship in the past or

           - being considered as having had such a relationship.

      (2) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner:

           - being treated as present in or engaged in a trade or business in the United States;

           - being treated as having been present in or engaged in a trade or business in the United States in the past or

           - having or having had a permanent establishment in the United
             States.

      (3) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner being or having been a:

           - personal holding company;

           - foreign personal holding company;

           - foreign private foundation or other foreign tax-exempt organization;

           - passive foreign investment company;

           - controlled foreign corporation or

           - corporation which has accumulated earnings to avoid United States federal income tax.

      (4) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the beneficial owner owning or having owned, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of Citigroup entitled to vote.

For purposes of items (1) through (4) above, "beneficial owner" means a fiduciary, settlor, beneficiary, member or shareholder of the holder if the holder is an estate, trust, partnership, limited liability company, corporation or other entity, or a person holding a power over an estate or trust administered by a fiduciary holder.

      (5) Additional amounts will not be payable to any beneficial owner of a note that is a:

           - fiduciary;

           - partnership;

           - limited liability company or

           - other fiscally transparent entity

          or that is not the sole beneficial owner of the note, or any portion of the note. However, this exception to the obligation to pay additional amounts will only apply to the extent that a beneficiary or settlor in relation to the fiduciary, or a beneficial owner or member of the partnership, limited liability company or other fiscally transparent entity, would not have been entitled to the payment of an additional amount had the beneficiary, settlor, beneficial owner or member received directly its beneficial or distributive share of the payment.

      (6) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld solely by reason of the failure of the beneficial owner or any other person to comply with applicable certification, identification, documentation or other information reporting requirements. This exception to the obligation to pay additional amounts will only apply if compliance with such reporting requirements is required by statute or regulation of the United States or by an applicable income tax treaty to which the United States is a party as a precondition to exemption from such tax, assessment or other governmental charge.

      (7) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is collected or imposed by any method other than by withholding from a payment on a note by Citigroup or a paying agent.

      (8) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld by reason of a change in law, regulation, or administrative or judicial interpretation that becomes effective more than 15 days after the payment becomes due or is duly provided for, whichever occurs later.

      (9) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment or other governmental charge that is imposed or withheld by reason of the presentation by the beneficial owner of a note for payment more than 30 days after the date on which such payment becomes due or is duly provided for, whichever occurs later.

     (10) Additional amounts will not be payable if a payment on a note is reduced as a result of any:

           - estate tax;

           - inheritance tax;

           - gift tax;

           - sales tax;

           - excise tax;

           - transfer tax;

           - wealth tax;

           - personal property tax or

           - any similar tax, assessment or other governmental charge.

     (11) Additional amounts will not be payable if a payment on a note is reduced as a result of any tax, assessment, or other governmental charge required to be withheld by any paying agent from a payment of principal or interest on a note if such payment can be made without such withholding by any other paying agent.

     (12) Additional amounts will not be payable if a payment on a note is reduced as a result of any combination of items (1) through (11) above.

     Except as specifically provided under "Payment of Additional Amounts" and under "Redemption for Tax Purposes" below, Citigroup will not be required to make any payment of any tax, assessment or other governmental charge imposed by any government or a political subdivision or taxing authority of such government.

Relevant Definitions

     As used in this prospectus supplement, "United States person" means:

     - any individual who is a citizen or resident of the United States;

     - any corporation, partnership or other entity created or organized in or under the laws of the United States;

     - any estate if the income of such estate falls within the federal income tax jurisdiction of the United States regardless of the source of such income and

     - any trust if a United States court is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust.

     Additionally, "non-United States person" means a person who is not a United States person, and "United States" means the United States of America, including the States and the District of Columbia, its territories, its possessions and other areas within its jurisdiction.

REDEMPTION FOR TAX PURPOSES

Redemption Procedure

     Citigroup may, at its option, redeem the notes as a whole, but not in part, on not less than 30 nor more than 60 days' prior notice, only in the circumstances described in items (1) or (2) below under "Redemption Circumstances." To redeem, Citigroup must pay a redemption price equal to 100% of the principal amount of the notes, together with accrued interest to the redemption date.

Redemption Circumstances

     There are two sets of circumstances in which Citigroup may redeem the notes in the manner described above under "Redemption Procedure:"

     (1) Citigroup may redeem the notes if:

        - Citigroup becomes or will become obligated to pay additional amounts as described under "Payment of Additional Amounts" above;

        - the obligation to pay additional amounts arises as a result of any change in the laws, regulations or rulings of the United States, or an official position regarding the application or interpretation of such laws, regulations or rulings, which change is announced or becomes effective on or after the date of this prospectus supplement and

        - Citigroup determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, other than substituting the obligor under the notes or taking any action that would entail a material cost to Citigroup.

     (2) Citigroup may also redeem the notes if:

        - any act is taken by a taxing authority of the United States on or after the date of this prospectus supplement, whether or not such act is taken in relation to Citigroup or any affiliate, that results in a substantial probability that Citigroup will or may be required to pay additional amounts as described under "Payment of Additional Amounts" above;

        - Citigroup determines, in its business judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it, other than substituting the obligor under the notes or taking any action that would entail a material cost to Citigroup and

        - Citigroup receives an opinion of independent counsel to the effect that an act taken by a taxing authority of the United States results in a substantial probability that Citigroup will or may be required to pay the additional amounts described under "Payment of Additional Amounts" above, and delivers to the trustee a certificate, signed by a duly authorized officer, stating that based on such opinion Citigroup is entitled to redeem the notes pursuant to their terms.

GOVERNING LAW

     The subordinated debt indenture and the notes for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

                  UNITED STATES TAX DOCUMENTATION REQUIREMENTS

INTRODUCTION

     The following discussion of United States tax documentation requirements does not deal with all aspects of United States federal income tax withholding or reporting that may be relevant to a beneficial owner of the notes that is a non-United States person. Investors should consult their tax advisors for specific advice concerning the acquisition, ownership and disposition of the notes.

DOCUMENTATION REQUIRED IN ORDER TO OBTAIN AN EXEMPTION FROM WITHHOLDING TAX

     A 30% United States federal withholding tax will generally apply to payments of interest on the notes, unless the beneficial owner of a note takes one of the following steps to obtain an exemption from or reduction of the tax. The 30% tax, however, may be allowed as a refund or credit against the beneficial owner's United States federal income tax liability. In addition, if a beneficial owner of a note does not properly provide the required documentation, or if such documentation is not properly transmitted to and received by the United States person required to withhold United States federal income tax, the beneficial owner will not be entitled to any additional amounts from Citigroup described under "Description of Notes -- Payment of Additional Amounts" above.

(1) Non-United States Persons. A beneficial owner of a note that is a non-United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8BEN or IRS Form W-8. Pursuant to Treasury regulations, the Internal Revenue Service has issued new Form W-8BEN to replace Form W-8. Existing Forms W-8 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. After December 31, 2000, a beneficial owner must use Form W-8BEN to obtain an exemption from U.S. withholding tax. Although Form W-8BEN is not required to be used until December 31, 2000, beneficial owners may be asked to provide Form W-8BEN in addition to, or instead of, the existing Form W-8 prior to such effective date. This exemption is not available to:

     - a controlled foreign corporation that is directly or indirectly related to Citigroup through stock ownership;

     - a person that actually or constructively owns 10 percent or more of the total combined voting power of all classes of stock of Citigroup that are entitled to vote; or

     - a bank that has invested in the note as an extension of credit in the ordinary course of its trade or business.

(2) Non-United States Persons with Effectively Connected Income. A beneficial owner of a note that is a non-United States person, including a non-United States corporation or bank with a United States branch, that conducts a trade or business in the United States with which the interest income on a note is effectively connected, can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-8ECI or IRS Form 4224. Pursuant to Treasury regulations, the Internal Revenue Service has issued new Form W-8ECI to replace Form 4224. Existing Forms 4224 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. After December 31, 2000, a beneficial owner conducting a trade or business in the United States must use Form W-8ECI to obtain an exemption from U.S. withholding tax. Although Form W-8ECI is not required to be used until December 31, 2000, beneficial owners may be asked to provide Form W-8ECI in addition to, or instead of, the existing Form 4224 prior to such effective date.

(3) Non-United States Persons Entitled to Income Tax Treaty Benefits. A beneficial owner of a note that is a non-United States person entitled to the benefits of an income tax treaty to which the United States is a party can obtain an exemption from or reduction of the withholding tax by providing a properly completed IRS Form W-8BEN or IRS Form 1001. Pursuant to Treasury regulations, the Internal Revenue Service has issued new Form W-8BEN to replace Form 1001. Existing Forms 1001 which were valid on or after January 1, 1999 will continue to be valid until they expire, or December 31, 2000, whichever date is earlier. After December 31, 2000, a beneficial owner relying on a treaty exemption must use Form W-8BEN to obtain an exemption from U.S. withholding tax. Although Form W-8BEN is not required until December 31, 2000, beneficial owners may be asked to provide Form W-8BEN in addition to, or instead of, the existing Form 1001 prior to such effective date. The availability and extent of such exemption, however, will depend upon the terms of the particular income tax treaty.

(4) United States Persons: IRS Form W-9. A beneficial owner of a note that is a United States person can obtain an exemption from the withholding tax by providing a properly completed IRS Form W-9, titled "Request for Taxpayer Identification Number and Certification."

UNITED STATES FEDERAL INCOME TAX REPORTING PROCEDURE

     Beneficial Owners. A beneficial owner of a note is required to submit the appropriate IRS form under applicable procedures to the person through which the owner directly holds the note. For example, if the beneficial owner is listed directly on the books of Euroclear or Clearstream as the owner of the note, the IRS form must be provided to Euroclear or Clearstream, as the case may be.

     Other Persons Through Which a Note is Held. Each other person through which a note is held must submit, on behalf of the beneficial owner, the IRS form, or in some cases a copy of such form, under applicable procedures through the chain of intermediaries, until the IRS form is received by the United States person that would be required to withhold United States federal income tax from interest on the note. For example, in the case of a note held through Euroclear or Clearstream, the IRS form, or a copy of such form, must be received by the U.S. depositary of such clearing agency. Applicable procedures include additional certification requirements if a beneficial owner of the note provides an IRS Form W-8 or IRS Form W-8BEN to any person who is a securities clearing organization, bank, financial institution, custodian, broker, nominee or otherwise acting as an agent for a beneficial noteholder that holds the note on its behalf. In addition, after December 31, 2000, any person who is a securities clearing organization, bank, financial institution, custodian, broker, nominee or otherwise acting as an agent for a beneficial owner must submit Form W-8IMY, or other substitute form deemed acceptable, to provide certification of the validity of the beneficial owner's Form W-8BEN. Further, although Form W-8IMY is not required until December 31, 2000, such persons may be asked to provide Form W-8IMY prior to such effective date.

     Special Rules may apply if the notes are held by a foreign partnership. In the event that the notes are held by a foreign partnership, special rules may apply in order that payments made on the notes not be subject to United States federal withholding tax. Holders should consult their tax advisors with respect to the tax consequences to them of the ownership and disposition of the notes through a foreign partnership.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

     The following is a general summary of United States federal income tax considerations that may be relevant to a beneficial owner of notes that is a non-United States person (a "non-United States holder"). The summary is based on laws, regulations, rulings and decisions now in effect, all of which may change, possibly with retroactive effect. This summary deals only with beneficial owners that will hold notes as capital assets.

     This summary does not address all of the United States federal income tax considerations that may be relevant to non-United States holders. For example, this summary does not address tax considerations applicable to investors to whom special tax rules may apply, including:

     - banks;

     - tax-exempt entities;

     - insurance companies;

     - regulated investment companies;

     - common trust funds;

     - dealers in securities or currencies; or

     - persons that will hold the notes as a hedge or hedged against currency risk or as a part of an integrated investment, including a "straddle" or "conversion transaction," comprised of a note and one or more other positions.

     Prospective investors should consult their tax advisors in determining the particular United States federal income tax consequences to them of the acquisition, ownership and disposition of the notes, as well as the application of state, local, foreign or other tax laws.

     Under current United States federal income tax law:

     - withholding of United States federal income tax will not apply to a payment on a note to a non-United States holder, provided that,

        (1) the holder does not actually or constructively own 10 percent or more of the combined voting power of all classes of stock of Citigroup entitled to vote and is not a controlled foreign corporation related to Citigroup through stock ownership and

        (2) the beneficial owner provides a statement signed under penalties of perjury that includes its name and address and certifies that it is a non-United States holder in compliance with applicable requirements, or, with respect to payments made after December 31, 2000, satisfies documentary evidence requirements for establishing that it is a non-United States holder; and

     - a non-United States holder will not be subject to United States federal income tax on gain realized on the sale, exchange, retirement or other taxable disposition of a note, unless, in the case of an individual, such holder is present in the United States for 183 days or more in the taxable year of the retirement or disposition and certain other conditions are met.

     Despite the above, a non-United States holder that is subject to United States federal income taxation on a net income basis generally will be taxable under the same rules that govern the taxation of a United States holder receiving or accruing interest on a note or realizing or recognizing gain or loss on the sale, exchange, retirement or other taxable disposition of a note. Special rules might also apply to a non-United States holder that is a qualified resident of a country with which the United States has an income tax treaty.

     United States information reporting requirements and backup withholding tax will not apply to payments on a note if the beneficial owner (1) certifies its non-U.S. status under penalties of perjury and, for payments made after December 31, 2000, also satisfies documentary evidence requirements for establishing that it is a non-United States person, or (2) otherwise establishes an exemption.

     Information reporting requirements and backup withholding tax will not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a foreign broker, provided that such broker

     - derives less than 50% of its gross income for particular periods from the conduct of a trade or business in the United States;

     - is not a controlled foreign corporation for United States federal income tax purposes; and

     - for payments made after December 31, 2000, is not a foreign partnership that, at any time during its taxable year is 50% or more, by income or capital interest, owned by United States holders or is engaged in the conduct of a U.S. trade or business.

     Backup withholding tax will also not apply to the payment of the proceeds of the sale of a note effected outside the United States by a foreign office of any other foreign broker. However, information reporting requirements will be applicable to such payment unless (1) such broker has documentary evidence in its records that the beneficial owner is a non-United States person and other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Information reporting requirements and backup withholding tax will apply to the payment of the proceeds of a sale of a note by the U.S. office of a broker, unless the beneficial owner certifies its non-U.S. person status under penalties of perjury or otherwise establishes an exemption.

     The U.S. Treasury Department issued final Treasury regulations governing information reporting and the certification procedures regarding withholding and backup withholding on amounts paid to non-United States persons after December 31, 2000. Such regulations, among other things, may change the certification procedures relating to the receipt by intermediaries of payments on behalf of a beneficial owner of a note. Prospective investors should consult their tax advisors regarding the effect, if any, of such new Treasury regulations on an investment in the notes.

     For payments made after December 31, 2000, for purposes of applying the above rules for non-United States holders to an entity that is treated as fiscally transparent, e.g., a partnership or trust, the beneficial owner means each of the ultimate beneficial owners of the entity.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement, which incorporates by reference the underwriting agreement basic provisions dated January 12, 1993, govern the sale and purchase of the notes. The terms agreement and underwriting agreement basic provisions are referred to together as the underwriting agreement. Each underwriter named below has severally agreed to purchase from Citigroup, and Citigroup has agreed to sell to each underwriter, the principal amount of notes set forth opposite the name of each underwriter.

                                                              PRINCIPAL AMOUNT
UNDERWRITER                                                       OF NOTES
-----------                                                   ----------------
Salomon Smith Barney Inc....................................   $2,580,000,000
ABN AMRO Incorporated.......................................       30,000,000
Banc of America Securities LLC..............................       30,000,000
Banc One Capital Markets, Inc. .............................       30,000,000
Banque Bruxelles Lambert SA.................................       30,000,000
Barclays Bank PLC...........................................       30,000,000
Bear, Stearns & Co. Inc. ...................................       30,000,000
Blaylock & Partners, L.P. ..................................       30,000,000
Chase Securities Inc. ......................................       30,000,000
First Union Securities, Inc. ...............................       30,000,000
Goldman, Sachs & Co. .......................................       30,000,000
Ormes Capital Markets, Inc. ................................       30,000,000
Royal Bank of Scotland, Financial Markets...................       30,000,000
UBS Warburg LLC.............................................       30,000,000
The Williams Capital Group, L.P.............................       30,000,000
                                                               --------------
     Total..................................................   $3,000,000,000
                                                               ==============

     The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the notes are subject to the approval of legal matters by their counsel and to other conditions. The underwriters are committed to take and pay for all of the notes if any are taken.

     The underwriters propose to offer part of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not in excess of 0.350% of the principal amount. The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of 0.250% of the principal amount.

     After the public offering, the public offering prices and the concessions to dealers may be changed by the underwriters.

     The underwriters are offering the notes subject to prior sale and their acceptance of the notes from Citigroup. The underwriters may reject any order in whole or in part.

     Citigroup has agreed to indemnify the underwriters against liabilities relating to material misstatements and omissions.

     In accordance with Regulation M of the United States Securities Exchange Act of 1934, the underwriters may over-allot or effect transactions that stabilize or cover, each of which is described below.

     - Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters.

     - Stabilizing transactions involve bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions.

     These transactions may cause the price of the notes to be higher that it would otherwise be in the absence of such transactions. The underwriters are not required to engage in any of these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. Penalty bids permit an underwriter to reclaim a selling concession from a syndicate member when that underwriter, in covering syndicate short positions or making stabilizing purchases, purchases notes originally sold by that syndicate member.

     We estimate that the total expenses of this offering will be $175,000.

     The notes are new issues of securities with no established trading market. Citigroup has applied for listing of the notes on the Luxembourg Stock Exchange. Citigroup has been advised by the underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and may discontinue any market making at any time at their sole discretion. Accordingly, Citigroup can make no assurance as to the liquidity of, or trading markets for, the notes.

     The underwriters and their affiliates may engage in transactions (which may include commercial banking transactions) with, and perform services for, Citigroup or one or more of its affiliates in the ordinary course of business.

     Salomon Smith Barney Inc., the lead manager for this offering, is a subsidiary of Citigroup. Accordingly, the offering of the notes will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the NASD.

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup's broker-dealer subsidiaries or other subsidiaries or affiliates of Citigroup in connection with offers and sales of the notes in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these subsidiaries may act as principal or agent in such transactions.

     The notes are being offered globally for sale in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

     Purchasers of the notes may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the issue price set forth on the cover page of this document.

     The underwriters have agreed that they will not offer, sell or deliver any of the notes, directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the notes, in or from any jurisdiction, except when to the best knowledge and belief of the underwriters it is permitted under applicable laws and regulations. In so doing, the underwriters will not impose any obligations on Citigroup, except as set forth in the underwriting agreement.

     Each underwriter has represented and agreed that:

     - it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issuance of the notes, will not offer or sell any notes to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments, as principal or agent, for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, as amended;

     - it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

     - it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue or sale of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, as amended, or is a person to whom the document may otherwise lawfully be issued or passed on;

     - it will not offer or sell any notes directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. For purposes of this paragraph, "Japanese person" means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

     - it is aware of the fact that no German selling prospectus (Verkaufsprospekt) has been or will be published in respect to the sale of the notes and that it will comply with the Securities Selling Prospectus Act (the "SSPA") of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz). In particular, each underwriter has undertaken not to engage in a public offering (offentliche Anbieten) in the Federal Republic of Germany with respect to any notes otherwise than in accordance with the SSPA and any other act replacing or supplementing the SSPA and all other applicable laws and regulations;

     - the notes are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any notes to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus supplement, the accompanying prospectus or any other offering material relating to the notes; and

     - it and each of its affiliates have not offered or sold, and will not offer or sell, the notes by means of any document to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent or otherwise in circumstances which do not constitute an offer to the public within the meaning of the Hong Kong Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

               DIRECTORS AND EXECUTIVE OFFICERS OF CITIGROUP INC.

     The members of the board of directors of Citigroup are: C. Michael Armstrong, Alain J.P. Belda, Kenneth J. Bialkin, Kenneth T. Derr, John M. Deutch, Ann Dibble Jordan, Robert I. Lipp, Reuben Mark, Michael T. Masin, Dudley
C. Mecum, Richard D. Parsons, Andrall E. Pearson, Robert E. Rubin, Franklin A. Thomas, Sanford I. Weill, and Arthur Zankel. The Honorable Gerald R. Ford is an honorary director of Citigroup. The executive officers of Citigroup are: Sanford
I. Weill, Winifried F.W. Bischoff, Michael A. Carpenter, Paul J. Collins, Michael D'Ambrose, Robert Druskin, Jay S. Fishman, Michael B.G. Froman, Thomas
W. Jones, Robert I. Lipp, Marjorie Magner, Deryck C. Maughan, Victor J. Menezes, Charles O. Prince, III, William R. Rhodes, Robert E. Rubin, Petros Sabatacakis, Todd S. Thomson, Robert B. Willumstad and Barbara A. Yastine. The business address of each director and executive officer of Citigroup in such capacities is 399 Park Avenue, New York, New York 10043.

                                 LEGAL OPINIONS

     The validity of the notes will be passed upon for Citigroup by John R. Dye, an Associate General Counsel of Citigroup, and for the underwriters by Dewey Ballantine LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York, has acted as special tax counsel to Citigroup in connection with tax matters related to the issuance of the notes. Mr. Dye beneficially owns, or has rights to acquire under Citigroup's employee benefit plans, an aggregate of less than 1% of Citigroup's common stock. Dewey Ballantine LLP has from time to time acted as counsel for Citigroup and its subsidiaries and may do so in the future. A member of Dewey Ballantine LLP participating in this matter is the beneficial owner of an aggregate of less than 1% of Citigroup's common stock. Kenneth J. Bialkin, a partner of Skadden, Arps, Slate, Meagher & Flom LLP, is a director of Citigroup and he and other attorneys in his firm beneficially own an aggregate of less than 1% of the common stock of Citigroup.

                              GENERAL INFORMATION

     Application has been made to list the notes on the Luxembourg Stock Exchange. In connection with the listing application, the certificate of incorporation and the by-laws of Citigroup and a legal notice relating to the issuance of the notes will be deposited prior to listing with Greffier en Chef du Tribunal d'Arrondissement de et a Luxembourg. You may request copies of these documents together with this prospectus supplement, the accompanying prospectus, the underwriting agreement, the indenture, the fiscal agency agreement and Citigroup's current annual and quarterly reports, as well as all other documents incorporated by reference in this prospectus supplement, including future annual and quarterly reports, so long as any of the notes are outstanding.

     You can also request copies (free of charge) of (1) this prospectus supplement, the accompanying prospectus, the fiscal agency agreement and the indenture, and (2) Citigroup's annual, quarterly and current reports, as well as other documents incorporated by reference in this prospectus supplement, including future annual, quarterly and current reports, by following the directions under "Where You Can Find More Information" on page 5 of the accompanying prospectus. These documents will also be made available (free of charge) at the main office of Banque Internationale a Luxembourg S.A. in Luxembourg. Banque Internationale a Luxembourg S.A. will act as intermediary between the Luxembourg Stock Exchange and Citigroup and the holders of the notes.

     As of the date of this Prospectus Supplement, there has been no material adverse change in the consolidated financial condition of Citigroup since June 30, 2000.

     Neither Citigroup nor any of its subsidiaries is involved in litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issue of the notes. Citigroup is not aware of any such litigation, arbitration or administrative proceedings pending or threatened.

     Citigroup accepts responsibility for the information contained in this prospectus supplement and the accompanying prospectus.

     Resolutions relating to the issue and sale of the notes were adopted by the board of directors of Citigroup on October 19, 1999, March 21, 2000 and April 18, 2000 and by the Funding Committee of the board of directors dated as of October 3, 2000.

     The notes have been assigned Common Code No. 011888305, International Security Identification Number (ISIN) US172967AZ49 and CUSIP No. 172967AZ4.

                              PRINCIPAL OFFICE OF
                                 CITIGROUP INC.

                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10043

                                    TRUSTEE

                          BANK ONE TRUST COMPANY, N.A.
                                1 BANK ONE PLAZA
                            CHICAGO, ILLINOIS 60670

                    LUXEMBOURG STOCK EXCHANGE LISTING AGENT
                 AND LUXEMBOURG PAYING AGENT AND TRANSFER AGENT

                    BANQUE INTERNATIONALE A LUXEMBOURG S.A.
                                69, ROUTE D'ESCH
                               L-2953 LUXEMBOURG

                                 LEGAL ADVISERS

                            TO CITIGROUP INC. AS TO
                               UNITED STATES LAW

                           STEPHANIE B. MUDICK, ESQ.
                             DEPUTY GENERAL COUNSEL
                                 CITIGROUP INC.
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10043
                      SPECIAL UNITED STATES TAX COUNSEL TO
                                 CITIGROUP INC.

                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036

                              TO THE UNDERWRITERS
                            AS TO UNITED STATES LAW

                              DEWEY BALLANTINE LLP
                          1301 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019

                     INDEPENDENT AUDITORS OF CITIGROUP INC.

                                    KPMG LLP
                                345 PARK AVENUE
                            NEW YORK, NEW YORK 10154

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                                 $3,000,000,000

                       7.250% SUBORDINATED NOTES DUE 2010

                                [CITIGROUP LOGO]

                            ------------------------

                             PROSPECTUS SUPPLEMENT

                                OCTOBER 3, 2000
                            ------------------------

                              SALOMON SMITH BARNEY

  ABN AMRO INCORPORATED                      BANC OF AMERICA SECURITIES LLC
  BANC ONE CAPITAL MARKETS, INC.                           BARCLAYS CAPITAL
  BEAR, STEARNS & CO. INC.                        BLAYLOCK & PARTNERS, L.P.
  CHASE SECURITIES INC.                        FIRST UNION SECURITIES, INC.
  GOLDMAN, SACHS & CO.                                      ING BARINGS/BBL
  ORMES CAPITAL MARKETS, INC.     ROYAL BANK OF SCOTLAND, FINANCIAL MARKETS
  UBS WARBURG LLC                          THE WILLIAMS CAPITAL GROUP, L.P.

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